United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale informs the Nomination Committee for the 2022 Annual Meeting of Shareholders

Rio de Janeiro, January 27, 2022 - Vale S.A. (“Vale”) informs its shareholders and the market that its Board of Directors decided to establish the Nomination Committee to assist the process of election of the Board of Directors that will take place in the next Annual Meeting of Shareholders to be held on April 29, 2022.

As disclosed on the press release of 11/22/21, the current Board of Directors was elected under the cumulative voting system and considering the resignation of a Director, the next Annual Meeting of Shareholders will elect the entire Board of Directors1.

The Nomination Committee will be coordinated by the current Chairman and composed of a majority of independent members, who are currently part of the Board of Directors, benefiting from the knowledge of the structure and composition of this collegiate body for this extemporaneous election. The Nomination Committee will be dissolved after present to the current Board of Directors the report with list of nominees for the election of the new Board of Directors, Chairperson and Vice-chairperson.

The following members were elected by the Board of Directors to compose the Nomination Committee:

•	José Luciano Penido (independent member and coordinator of the Nomination Committee): at Vale, Mr Penido is an independent member of the Board of Directors and current Chairperson of the Board of Directors (who has been a member since May 2019), member of the Personnel, Compensation and Governance Committee (since May 2021) and member of the Sustainable Committee (since May 2021), where he was also coordinator (from May 2019 to April 2021) and member of the Operational Excellence and Risk Committee (from May 2019 to April 2021). Mr Penido has 27 years of experience in corporate governance (17 years as CEO and 10 as Chairman) and 10 years as an Independent Board Member in several industries. Mr Penido has a long professional track record in Sustainability and ESG, especially in Mining, Forestry and Agriculture, with leadership in Brazil and internationally in climate change and socio-environmental management.

•	Daniel Stieler (member of the Nomination Committee): at Vale, Mr Stieler is a member of Vale’s Board of Directors (since November 2021), where he also is member of the Finance Committee (since November 2021). Mr Stieler has been president of Previ since June 2021 and has worked at Banco do Brasil (BB) since the 1980s, holding several relevant positions, such as executive manager in the Accounting Department and Controller Director at BB. Before taking on Previ’s leadership, he was Managing Director of Economus, Nossa Caixa’s pension fund, which BB acquired in 2009.

•	Murilo Passos (independent member of the Nomination Committee): at Vale, Mr Passos is an independent member of the Board of Directors (since December 2019), member of the Finance Committee (since May 2021) and member of the Audit Committee (since October 2021), where he also held a position of member of the Finance Committee (from January 2020 to April 2021). Mr. Passos is an executive with over 40 years of experience in the Mining, Pulp, Energy and Logistics industries. Outstanding experience as CEO and as a board member in the leadership of some of the leading Brazilian companies, such as Odontoprev S.A., São Martinho S.A., Suzano Holding S.A., and CPFL Energia.

•	Roberto da Cunha Castello Branco (independent member of the Nomination Committee): at Vale, Mr. Castello Branco is a member of the Boards of Directors (since May 2021), member of the Finance Committee (since May 2021) and coordinator of the Innovation Committee (since May 2021), where he also held executive positions (from 2003 to 2014). Mr Castello Branco has extensive experience in finance and governance and has served in various executive and board positions. Mr Castello Branco was CEO and member of the Board of Directors of Petrobras (from May 2015 to April 2016 and from January 2019 to April 2021)

1According to art. 11, §12 of the Bylaws and article 141, §3 of Law 6,404 / 76, except for the member elected by Vale's employees.

The complete resume of the directors is available on Vale’s website.

The Nomination Committee was created by Vale in 2020, at the time as part of the process of transition to a dispersed capital company and following the evolution of the governance model, to adapt it to the new requirements of the Novo Mercado Regulation, investor demands and international best practices.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: January 28, 2022		Head of Investor Relations